UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Nocopi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

655212207

(CUSIP Number)

SRK Fund I, LP
415 Ashurst Ave
Secane, Pennsylvania 19018

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 655212207	13D	Page 2 of 14
(1) NAMES OF REPORTING PERSONS SRK Fund I, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,114,354 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,114,354 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,354 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.13%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 3 of 14
(1) NAMES OF REPORTING PERSONS SRK Capital, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,114,354 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,114,354 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,354 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.13%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 4 of 14
(1) NAMES OF REPORTING PERSONS Sean Kirkwood
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,114,354 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,114,354 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,354 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.13%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 5 of 14
(1) NAMES OF REPORTING PERSONS Philip N. Hudson
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
5,637,918 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
5,637,918 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,918 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 6 of 14
(1) NAMES OF REPORTING PERSONS Ross Campbell
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,264,457 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
3,264,457 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,264,457 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 7 of 14
(1) NAMES OF REPORTING PERSONS Stanley Knowlton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
703,500 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
703,500 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,500 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

	CUSIP No. 655212207	13D	Page 8 of 14
(1) NAMES OF REPORTING PERSONS Ward Carey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,342,750 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
1,342,750 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,342,750 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $0.01 per share, outstanding as of August 10, 2022, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2022 of Nocopi Technologies, Inc.

Item 2.	Identity and Background

This Statement is filed by:

(i)	SRK Fund I, L.P., a Delaware limited partnership (“Fund”);
(ii)	SRK Capital, LLC, a Pennsylvania limited liability company (“Capital”), who serves as general partner for Fund; and
(iii)	Sean Kirkwood, who is the sole manager and member of Capital.

Item 4.	Purpose of Transaction.

SRK Fund I, LP, SRK Capital, LLC, and Sean Kirkwood are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3. The remaining members shall file statements with respect to their beneficial ownership to the extent required by applicable law.

Item 5.	Interest in Securities of the Issuer.

(a) Sean Kirkwood is the managing member of SRK Capital, LLC and may be deemed to be the beneficial owner of 2,114,354 shares owned by SRK Fund I, LP. This ownership constitutes 3.13%% of the Issuer's outstanding shares with voting power for 2,114,354 shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2022

SRK Fund I, L.P.
By: SRK Capital, LLC, as general partner

By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager
SRK Capital, LLC
By:	/s/ Sean Kirkwood
Name: Sean Kirkwood
Title: Manager

/s/ Sean Kirkwood
Sean Kirkwood, individually